SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                             (Amendment No. 2)

                 Under the Securities Exchange Act of 1934


                      MARVEL ENTERTAINMENT GROUP, INC.
                              (Name of Issuer)


                   Common Stock, par value $.01 per share
                      (Title of Class and Securities)


                                573913 10 0
                   (CUSIP Number of Class of Securities)

                             Barry F. Schwartz
                     MacAndrews & Forbes Holdings Inc.
                            35 East 62nd Street
                             New York, NY 10021
                         Telephone: (212) 572-8600
       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                               Alan C. Myers
                   Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                             November 12, 1996
                       (Date of Event which Requires
                         Filing of this Statement)

           If the  filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )

          Check the following box if a fee is being paid with this
          Statement:                               ( )



                  SCHEDULE 13D

     CUSIP No. 573913 10 0


     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Marvel Holdings Inc.


     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )

     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
          OO

     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

           NUMBER OF
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                       50,932,167
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON
             WITH                  ___________________________________
                                    (10)  SHARED DISPOSITIVE POWER
                                          50,932,167

     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          50,932,167
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      ( )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          50.0%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON
          CO
     -----------------------------------------------------------------



                               SCHEDULE 13D

     CUSIP No. 573913 10 0


     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Marvel (Parent) Holdings Inc.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )

     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
          OO

     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

           NUMBER OF
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                      80,234,493
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON
             WITH                  ___________________________________
                                    (10)  SHARED DISPOSITIVE POWER

                                         80,234,493
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          80,234,493
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      ( )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          78.8%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON
          CO
     -----------------------------------------------------------------


                                SCHEDULE 13D

     CUSIP No.  573913 10 0


     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Andrews Group Incorporated
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )

     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
          OO

     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

           NUMBER OF
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                        80,519,693
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON
             WITH                  ___________________________________
                                    (10)  SHARED DISPOSITIVE POWER

                                           80,519,693
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         80,519,693

     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      ( )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         79.1%
        --------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON
          CO
     -----------------------------------------------------------------


                                SCHEDULE 13D

     CUSIP No.  573913 10 0


     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Mafco Holdings Inc.
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )

     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
          OO

     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

           NUMBER OF
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                        82,628,392
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON
             WITH                  ___________________________________
                                    (10)  SHARED DISPOSITIVE POWER

                                           82,628,392
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         82,628,392

     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      ( )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         81.2%
        --------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON
          CO
     -----------------------------------------------------------------



              This statement amends and supplements the Schedule 13D relating to the common stock, par value $.01 per share (the "Marvel Common Stock"), of Marvel Entertainment Group, Inc. ("Marvel"), as originally filed with the Securities and Exchange Commission dated May 18, 1993 by New Marvel Holdings Inc., MacAndrews & Forbes Holdings Inc. ("M&F"), and
Mafco Holdings Inc. ("Mafco"), as amended by Amendment No. 1 filed with the Securities and Exchange Commission dated October 12, 1993, by Marvel Holdings Inc. ("Marvel Holdings"), Marvel (Parent) Holdings Inc. ("Marvel (Parent)"), Four Star Holdings Corp., Andrews Group Incorporated ("Andrews"), M&F and Mafco. Except as disclosed herein, there has been no change in the information previously reported in this Schedule 13D.

Item 2.  Identity and Background.

              Schedule I attached hereto sets forth certain information with respect to each director and executive officer of Andrews, Marvel (Parent), Marvel Holdings and Mafco (collectively, the "Reporting
Persons").

Items 3 and 4.  Source and Amount of Funds or Other Consideration and
                Purpose of the Transaction.

              Andrews has proposed to Marvel an investment by Andrews in Marvel pursuant to which Andrews would acquire from Marvel a number of shares of Marvel Common Stock (or its equivalent), representing 80.1% of the outstanding shares of the Marvel Common Stock after giving effect to the acquisition. Based on the approximately 101.8 million shares of Marvel Common Stock outstanding, this would require the issuance of approximately 410 million shares of Marvel Common Stock (or its equivalent). The purchase price for the shares would be $350 million in cash, or at the option of Andrews, an equal value of shares of Class A common stock, par value $.01 per share (the "Toy Biz Common Stock") of Toy Biz, Inc., or a combination of the foregoing. The source of the funds would be cash available and shares of Toy Biz Common Stock owned by Andrews. See Exhibit A, attached.

              Except as set forth in this Item 4, none of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

              (a)-(b) As of November 13, 1996, the number of shares outstanding of Marvel Common Stock was 101,809,657 shares, of which Marvel (Parent) may be deemed to own beneficially 80,234,493 shares or 78.8% of the total outstanding, Marvel Holdings owns 50,932,167 shares or 50.0% of the total outstanding, and Andrews may be deemed to own beneficially 80,519,693 shares or 79.1% of the total outstanding. Other affiliates of Mafco own 2,108,699 shares and therefore Mafco may be deemed to own bene-ficially 82,628,392 shares or 81.2% of the total outstanding.

              Except as set forth above, the Reporting Persons do not beneficially own any Marvel Common Stock.

                     (c)       Not applicable.

                     (d)       Not applicable.

                     (e)       Not applicable.


Item 7.  Materials to be filed as Exhibits.

              Attached as Exhibit A is a copy of the proposal letter dated November 12, 1996 from Andrews to Marvel.



                                 SIGNATURE

              After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 1996

                                           Marvel (Parent) Holdings Inc.
                                           Marvel Holdings Inc.
                                           Andrews Group Incorporated
                                           Mafco Holdings Inc.

                                           By:/s/ Barry F. Schwartz
                                         Name:  Barry F. Schwartz
                                         Title: Executive Vice
                                         President and General Counsel


                                SCHEDULE I
                    DIRECTORS AND EXECUTIVE OFFICERS OF
                         Andrews Group Incorporated

              Set forth below is each director and executive officer of Andrews Group Incorporated. Unless otherwise indicated each person identified below is principally employed by Mafco Holdings Inc. The principal occupation or employment of Mr. Shapiro is his position as General Counsel of Marvel Entertainment Group, Inc.; the principal occupation or employment of Mr. Bridges is his position as Executive Vice President and Chief Administrative Officer of New World Communications Group Incorporated; the principal occupation or employment of Mr. Page is his position as Executive Vice President and Chief Financial Officer of New World Communications Group Incorporated; the principal occupation or employment of Mr. Bevins is his position as Chief Executive Officer of Andrews Group Incorporated; the principal occupation or employment of Mr. Sassa is his position as Chairman and Chief Executive Officer of Marvel Entertainment Group, Inc; and the principal occupation or employment of Mr. Kerstetter is his position as Executive Vice President of Andrews Group Incorporated. The principal address of Andrews Group Incorporated is 3200 Windy Hill Road, Atlanta, Georgia 30339. The principal address of Mafco Holdings Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each individual listed below is a citizen of the United States.

Name and Address              Present Principal Occupation or Employment

Ronald O. Perelman            Director and Chairman of the Board

William C. Bevins             Director and Chief Executive Officer

Donald G. Drapkin             Director and Vice Chairman

Howard Gittis                 Director and Vice Chairman

Bruce Slovin                  Director and Vice Chairman

Terry C. Bridges              Executive Vice President and Chief
3200 Windy Hill Road          Administrative Officer
Atlanta, Georgia 30339

Joseph P. Page                Executive Vice President and
1440 South Sepulveda          Chief Financial Officer
 Boulevard
Los Angeles, CA 90025

Richard E. Halperin           Executive Vice President and Special Counsel
                              to the Chairman

William E. Kerstetter         Executive Vice President
1440 South Sepulveda
 Boulevard
Los Angeles, CA 90025

Barry F. Schwartz             Executive Vice President and
                              General Counsel

Paul E. Shapiro               Executive Vice President
387 Park Avenue South
New York, New York 10016

Scott M. Sassa                President and Chief Operations Officer
387 Park Avenue South
New York, New York 10016



                                 SCHEDULE I
                    DIRECTORS AND EXECUTIVE OFFICERS OF
                            Mafco Holdings Inc.

              Set forth below is each director and executive officer of Mafco Holdings Inc. Unless otherwise indicated each person identified below is principally employed by Mafco Holdings Inc. The principal occupation or employment of Mr. Levin is his position as President and Chief Executive Officer of Revlon Consumer Products Corporation; and the principal occupation or employment of Mr. Bevins is his position as Chief Executive Officer of Andrews Group Incorporated. The principal address of Mafco Holdings Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each such person is a citizen of the United States.

Name and Address              Present Principal Occupation or Employment

Ronald O. Perelman            Director and Chairman of the Board

Donald G. Drapkin             Director and Vice Chairman

Irwin Engelman                Director, Executive Vice President
                              and Chief Financial Officer

Howard Gittis                 Director and Vice Chairman

Bruce Slovin                  Director and President

William C. Bevins             Executive Vice President

Jerry W. Levin                Executive Vice President

Richard E. Halperin           Executive Vice President and Special Counsel
                              to the Chairman

Barry F. Schwartz             Executive Vice President and
                              General Counsel


                                SCHEDULE I
                    DIRECTORS AND EXECUTIVE OFFICERS OF
           Marvel Holdings Inc. and Marvel (Parent) Holdings Inc.

              Set forth below is each director and executive officer of Marvel Holdings Inc. and Marvel (Parent) Holdings Inc. Unless otherwise indicated each person identified below is principally employed by Mafco Holdings Inc. The principal occupation or employment of Mr. Bevins is his position as Chief Executive Officer of Andrews Group Incorporated. The principal address of Mafco Holdings Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each such person is a citizen of the United States.

Name and Address                  Present Principal Occupation or Employment

Ronald O. Perelman                Director and Chairman of the Board

Donald G. Drapkin                 Director and Vice Chairman

Irwin Engelman                    Director, Executive Vice President
                                  and Chief Financial Officer

William C. Bevins                 Director, President and Chief
                                  Executive Officer

Barry F. Schwartz                 Executive Vice President and
                                  General Counsel


Exhibit Index

Exhibit A         Text of Proposal Letter from Andrews Group Incorporated to
                  Marvel Entertainment Group, Inc.

Exhibit A         Text of Proposal Letter from Andrews Group
                  to Marvel  Entertainment  Group, Inc., dated
                  November 12, 1996.

              I am writing to propose, for your consideration, an investment by Andrews Group Incorporated ("Andrews") in Marvel Entertainment Group, Inc. ("Marvel"), pursuant to which Andrews would acquire from Marvel a number of shares Of Marvel common stock, par value $.0l per share (the "Marvel Common Stock"), representing 80.1% of the outstanding shares of the Marvel Common Stock after giving effect to the acquisition (the "Andrews Investment"). The purchase price for the shares would be $350 million in cash or, at the option of Andrews, an equal value of shares of Class A common stock, par value $.0l per share (the "Toy Biz Common Stock"), of Toy Biz, Inc. ("Toy Biz"), or a combination of the foregoing.

              Any contribution by Andrews to Marvel of shares of Toy Biz Common Stock would be made in the context of Toy Biz becoming a wholly owned subsidiary of Marvel. In that connection, at Andrews' option, all or a portion of the purchase price for Andrews Investment could be paid through the delivery of Toy Biz Common Stock. The shares of Toy Biz Common Stock to be so transferred would be valued on the basis of the cost to Andrews of acquiring Toy Biz Common Stock.

              In anticipation of the Andrews Investment and Toy Biz becoming a wholly owned subsidiary of Marvel, Andrews has agreed to purchase all of the Toy Biz Common Stock owned by Isaac Perlmutter and Avi Arad. The consummation of the Andrews Investment is subject to an agreement for the acquisition of Toy Biz having been executed and all conditions to that agreement having been satisfied.

              Consummation of the Andrews Investment will require certain consents under and amendments to the Marvel credit agreements. Such consents and amendments would allow Marvel to obtain the additional borrowing capacity under its credit agreements that Marvel requires. Moreover, the Andrews Investment is subject to the satisfactory resolution of a number of issues under the Marvel parent holding company indentures, including that any Marvel Common Stock purchased by Andrews not be subject to the liens thereunder.

              Our proposal is, of course, also conditioned upon the execution of a definitive agreement which would contain appropriate representations, warranties, covenants and conditions customary for transactions of this nature. In addition, any definitive agreement would be subject to the approval of Andrews' Board of Directors.

              In our view, the Andrews Investment represents a significant opportunity for Marvel and its stockholders. The Andrews Investment would provide Marvel with desperately-needed liquidity and financial flexibility. As such, it is a fundamental predicate to a financial restructuring essential if Marvel is to resolve its current difficulties and have the opportunity, over time, to prosper.

              We understand that, in light of overlapping equity ownership between Andrews and Marvel, you have formed a special committee of independent directors (the "Special Committee") to consider the Andrews Investment. Both we and our financial and legal advisors are at your disposal to render whatever assistance or provide any further details with respect to the Andrews Investment that you may require. Moreover, we are all prepared to meet with the Special Committee and its legal and financial advisors at your earliest convenience to review the Andrews Investment and any other aspect of Andrews that may be of interest or assistance.